Bgin Blockchain Ltd

December 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Sonia Bednarowski Sandra Hunter Berkheimer Kate Tillan Mark Brunhofer

Re:	Bgin Blockchain Ltd Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted on September 15, 2023 CIK No. 0001945565

Ladies and Gentlemen:

Bgin Blockchain Ltd (the “Company,” “we,” “us,” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 5, 2023 regarding the above-referenced confidential Amendment No. 3 to the Draft Registration Statement on Form F-1 submitted by the Company on September 15, 2023. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 4 to the Draft Registration Statement on Form F-1 (“Amendment No. 4 to the Draft Registration Statement”) is being submitted confidentially by the Company to accompany this response letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

General

1. Please update your disclosure here and throughout to remove statements that suggest that the Accelerating Holding Foreign Companies Accountable Act has not yet been passed and enacted. In this regard, you state on your cover page that “[o]n June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before [y]our securities may be prohibited from trading or delisted” and, on page 8, you state that “if the SEC determines that [you] have filed annual reports containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years, or two consecutive years if proposed changes to the law, i.e. the Accelerating Holding Foreign Companies Accountable Act, are enacted.” You have similar disclosure on pages 11 and 13.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and on pages 8, 12, 14, and 26 of Amendment No. 4 to the Draft Registration Statement to remove statements that suggest that the Accelerating Holding Foreign Companies Accountable Act has not yet been passed and enacted.

2. Please revise your cover page, the prospectus, the summary of the risk factors section and the risk factors section to clarify that the risks you identify as related to doing business in Mainland China also apply to doing business in Hong Kong. For example, please clarify here and throughout, including your disclosure on pages 5, 9, 12, 23 and 26, that the uncertainties arising from the legal system in the PRC, including Hong Kong, in which uncertainties regarding the interpretation and enforcement of laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder your ability to offer or continue to offer your securities, result in a material adverse change to your business operations, and damage your reputation, which would materially and adversely affect your financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless. In addition, revise the disclosure here and throughout, including page 9 of your prospectus summary, to disclose that the PRC government’s significant authority to intervene in or influence operations of an offshore holding company at any time could limit your ability to transfer cash both into and outside of China, including Hong Kong. Similarly expand the first full risk factor on page 23.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and pages 6, 10, 13, 15, 24 and 27 of Amendment No. 4 to the Draft Registration Statement to clarify that the risks related to doing business in Mainland China also apply to doing business in Hong Kong.

Prospectus Summary

Our Crypto Asset Custody Policies and Procedures, page 5

3. Refer to your response to comment 1. On page 5, you disclose that your crypto assets are transferred and exchanged into Tethers on crypto exchanges on the immediately following day and that, each time the value of Tether in cold wallets reaches US$100,000, you initiate a request on the same day to exchange the Tethers for fiat currency. Please identify here the exchanges you use both to obtain the Tethers and to exchange the Tethers for fiat currency. In this regard, we note your disclosure on page 33. In addition, please disclose the location of where you hold your fiat currency, and, if in the U.S., please disclose whether the deposits held at each bank exceed the amount insured by the FDIC, and, if so, please discuss the related risks.

Response: In response to the Staff’s comment, we revised our disclosure on page 5 and page 35 of Amendment No. 4 to the Draft Registration Statement to disclose the exchanges we use both to obtain the Tethers and to exchange the Tethers for fiat currency. On page 5 of Amendment No. 4 to the Draft Registration Statement, we also disclose the location of where we hold our fiat currency and that the deposits held at some bank accounts exceeded the amount insured by the FDIC, and included a risk factor titled “We depend on banks insured by the FDIC to safeguard our cash deposits, and should our depository bank be put into receivership by the FDIC we could experience delays in accessing our cash deposits or lose our cash deposits that may exceed the FIDC insured amounts of $250,000” on page 36 of Amendment No. 4 to the Draft Registration Statement.

4. We note your revised disclosure in response to comment 1 that “[f]rom January 1, 2023 to July 14, 2023, [your] USDT balance occasionally exceeded US$100,000,” and that “[s]ince July 15, 2023, due to a material increase in the value of cryptocurrencies mined on a daily basis, [your] USDT balance exceeded the US$100,000 threshold on a regular basis.” Please revise to disclose with greater specificity how often your USDT balance exceeded $100,000 and disclose the largest USDT balance held in each period.

Response: In response to the Staff’s comment, we revised our disclosure on pages 5, 35 and 36 of Amendment No. 4 to the Draft Registration Statement to disclose that from January 1, 2023 to July 15, 2023, our USDT balance exceeded the US$100,000 threshold on weekends and holidays, during which days banks were closed and we were unable to exchange USDT into fiat currency, and after July 15, 2023, our USDT balance exceeded the US$100,000 threshold on a daily basis.

5. In the disclosure added in response to comment 1, you indicate that only your chairman has access to the private keys for your cold wallets and the authority to release proceeds from your self-custodied cold wallets. Please tell us how access to your crypto assets by a single person is indicative of effective design of internal controls over financial reporting (ICFR) and reference for us the authoritative literature you rely upon to support your position. In your response, specifically tell us whether a single person with sole access to your crypto assets is a material weakness in the design of your ICFR that should be included in your risk factor on ICFR on page 56.

Response: In response to the Staff’s comment, we recognize that a single person with sole access to our crypto assets is a material weakness in the design of our ICFR. We revised the risk factor on ICFR on page 60 of Amendment No. 4 to the Draft Registration Statement to include this fact as a material weakness.

Risk Factors

Risks Related to Our Business and Industry

Recent bankruptcies and financial distress, page 33

6. Refer to your response to comment 4. You disclose on page 33 that Binance.com is one of the cryptocurrency exchanges that you have used and continue to use. If material, please revise here and in your business section to describe your exposure to Binance.com and Binance.com’s alleged material violations of the federal securities laws, and expand your disclosure in the risk factor that follows to discuss any reputational harm you may face in regards to your use of Binance.com as one of your primary exchanges.

Response: We respectfully advise the Staff that our business operations, results of operations and financial position have not been materially affected by Binance.com and its alleged material violations of the federal securities laws. In response to the Staff’s comment, we revised the risk factor titled “We may experience reputational harm in light of recent disruption in the cryptocurrency markets” to discuss any reputational harm we may face in regards to our use of Binance.com as one of our primary exchanges.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Results of Operations, page 70

7. We acknowledge your response to comment 6. We note that while you do not have GPU’s, you do have mining machines as discussed beginning on page 90. Please include in your key indicators of performance, the daily average number of mining machines for each period presented, in order to provide context and support trends in your key operating and financial indicators, or tell us why the information is not included.

Response: In response to the Staff’s comment, we included in our key indicators of performance, the daily average number of mining machines for each period presented, on page 79 and 83 of Amendment No. 4 to the Draft Registration Statement.

Volatility in Market Price of Cryptocurrencies, page 71

8. We acknowledge your response to comment 7. For those cryptocurrencies where you did not use your principal market pricing because the information was not available, please disclose that fact and explain why the information was not available. Also disclose why you selected the source used and why that data represents relevant information.

Response: In response to the Staff’s comment, we disclosed on page 76 of Amendment No. 4 to the Draft Registration Statement the cryptocurrencies where we did not use our principal market pricing because the information was not available, and we disclosed why we selected the source used and why that data represents relevant information.

Comparison of the Fiscal Years Ended December 31, 2022 and December 31, 2021

Revenue, costs of sales and gross profit margin, page 73

9. We acknowledge your response to comment 10. In the first tables on pages 96 and 97, you disclose via footnote that there is information related to TRB that is not available to you due to technical difficulties. Please disclose what information is not available to you for the first table on page 96 and tell us in more detail about the nature of the technical difficulties. Tell us why you did not include a similar footnote for the first table on page 73.

Response: We respectfully advise the Staff that as indicated in the table on page 110, certain information related to TRB for the months of January 2021, February 2021 and July 2021 is not available to us. Therefore, we calculated the average hash rate and average network difficulty of TRB for the year ended December 31, 2021 included the table on page 79 using the information of the remaining nine months that is available to us. In response to the Staff’s comment, we included a footnote to the table on page 79 of Amendment No. 4 to the Draft Registration Statement to explain how we calculated the average hash rate and average network difficulty.

Cost of services, page 74

10. Refer to your response to comment 9. Please revise your breakeven analyses on page 75 to add footnotes to the table (i) to disclose how you determined the “revenue/unit” and disclose the range of values of each crypto asset, (ii) to disclose how you determined the “electricity costs/unit” and disclose the range of costs, and (iii) to identify the “other costs,” including the amount of each identified “other cost.”

Response: In response to the Staff’s comment, we revised our breakeven analyses on pages 80 and 84 of Amendment No. 4 to the Draft Registration Statement to add footnotes to the table (i) to disclose how we determined the “revenue/unit” and disclose the range of values of each crypto asset, (ii) to disclose how we determined the “electricity costs/unit” and disclose the range of costs, and (iii) to identify the “other costs,” including the amount of each identified “other cost.”

Industry

Total Market Capitalization of Cryptocurrencies, page 81

11. Refer to your response to comment 14. Please revise to disclose the total aggregate market capitalization of crypto currency as of December 31, 2021 and December 31, 2020, and disclose the CAGR from December 31, 2021 to December 31, 2022. In addition, revise your table on page 83 to disclose that you did not mine CKB, HNS or TRB in the fiscal year ended December 31, 2022 and that you did not mine CKB or HNS in the fiscal year ended December 31, 2021 or include a cross reference to the table on page 84.

Response: In response to the Staff’s comment, we revised the disclosure on page 92 of Amendment No. 4 to the Draft Registration Statement to disclose the total aggregate market capitalization of crypto currency as of December 31, 2021 and December 31, 2020, and to disclose the CAGR from December 31, 2021 to December 31, 2022. We added disclosure on page 94 of Amendment No. 4 to the Draft Registration Statement to disclose that we did not mine CKB, HNS or TRB in the fiscal year ended December 31, 2022 and that we did not mine CKB or HNS in the fiscal year ended December 31, 2021 and also included a cross reference to the table on page 95.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

12. The audit report refers to the restatements as an election to change method of accounting. Please respond to the following:

●	We note that a change in accounting principle is a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply, or when the accounting principle formerly used is no longer generally accepted. We also note that a change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of a misstatement and the correction of a material misstatement in previously issued financial statements should be recognized in the auditor’s report through the addition of an explanatory paragraph, including an appropriate title. Ask your auditors to tell us how they considered AS 2820 in determining their required disclosures.

●	We also note that changes in classification in previously issued financial statements do not require recognition in the auditor’s report, unless the change represents the correction of a material misstatement or a change in accounting principle. Accordingly, please ask your auditor to tell us about their evaluation in determining not to refer to the reclassifications in the audit report.

Response: In response to the Staff’s comment, our auditor has updated its audit report on page F-2 of Amendment No. 4 to the Draft Registration Statement.

Note 2. Summary of Significant Accounting Policies

Reorganization, page F-7

13. We acknowledge your response to comment 19. Please respond to the following:

●	Tell us the significant terms of the shareholder voting agreement dated March 18, 2019 between Mr. Wu and Mr. Li referenced in your response. Provide us a copy of the agreement.

●	It appears that the March 18, 2019 shareholder agreement only applies to Bgin HK and does not apply to the other five entities in the table in your response. The other five entities were wholly-owned by Mr. Wu prior to the reorganization. Explain how you attribute control of Bgin HK to Mr. Wu under the shareholder voting agreement before the reorganization transaction to qualify the other five entities clearly controlled by Mr. Wu as being under his common control to account for the reorganization retroactively at book value. In your response clarify why the shareholder voting agreement conveys Mr. Li’s voting rights to Mr. Wu and why it does not convey Mr. Wu’s voting rights to Mr. Li.

●	Tell us why Mr. Wu gave up approximately 79% of his equity ownership interests in Bgin Infrastructure and the other four entities. Tell us your consideration of ASC 718-10-15-4 and SAB Topic 5.T.

Response:

●	Tell us the significant terms of the shareholder voting agreement dated March 18, 2019 between Mr. Wu and Mr. Li referenced in your response. Provide us a copy of the agreement.

We respectfully advise the Staff that the main and significant term of the shareholder voting agreement (the “Agreement”) dated March 18, 2019 between Mr. Wu and Mr. Li includes that each of Mr. Wu and Mr. Li agreed to vote in concert all shares he owned at the time of the Agreement and thereafter in Bgin Tech Limited (“Bgin HK”) in any shareholder meetings or director meetings of Bgin HK.

Attached hereto as Exhibit A please fine a copy of the Agreement.

●	Tell us why Mr. Wu gave up approximately 79% of his equity ownership interests in Bgin Infrastructure and the other four entities. Tell us your consideration of ASC 718-10-15-4 and SAB Topic 5.T.

We respectfully advise the Staff that even though Bgin Infrastructure and the other four entities were formed prior to the June 2022 reorganization, we formed them with the proposed initial offering and proposed reorganization in mind, and Mr. Qingfeng Wu acted as the sole shareholder of these companies prior to reorganization solely for the ease of administration and management. Though not memorialized through a formal agreement, it was a mutual understanding among all the then-shareholders of Bgin HK, the Company’s first and main operating entity at that time, that Mr. Wu was acting as a nominee shareholder, holding interests in Bgin Infrastructure and the other four entities on behalf of the other then-shareholders of Bgin HK, and that the beneficial shareholder structure of all five entities shall resemble that of Bgin HK. We respectfully advise the Staff that as we believe that Mr. Wu was the de facto nominee shareholder for the shareholders holding the other 79% equity ownership interest in Bgin Infrastructure and other four entities from the beginning, ASC 718-10-15-4 and SAB Topic 5.T. do not apply.

Revenue recognition, page F-9

14. We acknowledge your response to comment 20. Please respond to the following:

●	You told us that blockchain platforms publish whitepapers or similar documents on websites regarding how the blockchain works. As previously requested, summarize for us the significant terms of each of TON, NIM, TRB, and KAS blockchain platforms, as these crypto assets represent the majority of your revenues for the periods presented and this information is necessary to understanding your revenue recognition policy.

●	You told us you do not consider the blockchains to be your customer and you apply ASC 606 by analogy. Revise your revenue recognition policy to clarify that you are applying ASC 606 by analogy and explain why.

●	Tell us your consideration as to whether parties transacting on the blockchain that pay gas/transaction fees are your customers and explain why or why not.

●	You disclose that revenue is recognized at the point in time when you have successfully placed a block (being the first to solve the algorithm) and received the award from the blockchain platforms. You also disclose that the provision of providing computing power is your only performance obligation. If providing computing power is your only performance obligation, and not successfully placing a block, tell us how you made that determination and why you recognize revenue at the point in time you successfully place the block and not over time. Further, if the provision of computer power is your only performance obligation, reconcile that with your response that the blockchains do not guarantee that a reward will be given for mining activities. Tell us your consideration for whether you provide transaction verification services to the blockchain (and parties transacting on the blockchain) as the performance obligation instead of the provision of computing power as it appears that the blockchain seeks only the valid hash to write the next block and is indifferent to unsuccessful hashes.

●	Tell us why you recognize revenue at the point in time when you have both successfully placed a block and received the award from the blockchain platforms. Explain to us how and when payment is received and whether it is simultaneous with placing the block or delayed. If delayed, provide timeframes for receipt of the block reward and any transaction fees for TON, NIM, TRB, and KAS. Tell us whether it is possible to solve the algorithm and still not earn the block reward and whether that has ever happened.

●	Tell us whether the cryptocurrency reward includes both a block reward and transaction fees for each of TON, NIM, TRB, and KAS. For any transaction fees, tell us how you account for those fees and why, citing the accounting literature you applied and how you applied it to your facts and circumstances.

●	You told us that when applying ASC 606-10-32-21 by analogy, the time of contract inception is the time when you receive a digital reward. Tell us why inception is when you receive the reward and not earlier, such as when you successfully write the next block. Tell us whether you have any enforceable rights to claim the block reward (and transaction fees if applicable) once you have successfully placed a block.

●	You disclose that the non-cash consideration you receive is measured at fair value on the date received, which is not materially different than the fair value at contract inception or the time the company has earned the award from the blockchain platforms. Tell us what you mean by “earned” as that terminology is a term of art under guidance in the superseded ASC Topic 605, and tell us when each event occurs (inception, time earned, and receipt of non-cash consideration). If these do not occur simultaneously, tell us why you believe it is not materially different.

●	You told us that you measure the fair value of the cryptocurrency award at the point in time when you successfully place a block and receive the cryptocurrency award as there is generally an equivalent “USD value” displayed on the particular transaction on the blockchain. Tell us whether you use the “USD value” as the fair value measurement for your non-cash consideration and, if you do, tell us why and how you considered ASC 820 and the determination of fair value using your principal market.

Response:

●	You told us that blockchain platforms publish whitepapers or similar documents on websites regarding how the blockchain works. As previously requested, summarize for us the significant terms of each of TON, NIM, TRB, and KAS blockchain platforms, as these crypto assets represent the majority of your revenues for the periods presented and this information is necessary to understanding your revenue recognition policy.

The summary of the significant terms of each of TON, NIM, TRB and KAS blockchain platforms is as follows:

TON. In order to prevent a small number of malicious parties from collecting all Toncoin, a special kind of “Proof-of-Work Giver” smart contract has been deployed in the master chain of the network.

NIM. At block 48692959 the dynamic block reward will be 4,001 Lunas, causing a fluid transition to tail emission reward of 4,000 Lunas. The circulating supply at block 48692959 will be 2,099,983,215,900,000 Lunas, which is divisible by 4,000. The last block governed by dynamic block reward will be reached in approximately 92 years. Block 48692960 will mark the beginning of tail emission. Remaining supply at this point will be 16,784,100,000 Lunas which results in -7 years of a constant 4000 reward. Total supply of 21e14 will be reached at block 52888984 (~100 years).

TRB. Tellor’s PoW algorithm has a difficulty target of about 10 minutes, resulting in roughly 144 queries per day. The rate of growth of supply, therefore, is base reward * total daily queries.

Staking reduced from 1000 TRB to 500 TRB Current miner reward changed from 1 TRB + tips/2 to 1 TRB + tips/2 + time Since Last Mine Value/5Min*tips/2 = half the total tips since half are burned.

Instead of miners getting paid a fixed reward each block, the mining reward will be based on the time since the last block. The current reward is 1 TRB per miner per Tellor block with the difficulty target at 5 minutes. The problem is that if gas costs are high enough that 1TRB + tips is less than the cost, no miners submit and the network stalls. Users can tip extra to miners, but this is a heavily manual process and forces even more txns on the already clogged network. The solution is to make the reward based upon the time since the last Tellor block. Now if a block is mined at 5 minutes, the reward will be 1 TRB per miner. If the block is mined at 10 minutes, the reward will be 2 TRB per miner.

KAS. Total supply of Kaspa is 28.7Billion coins with an emission schedule that halves once per year via smooth monthly reductions by a factor of (1/2)^(1/12).

●	You told us you do not consider the blockchains to be your customer and you apply ASC 606 by analogy. Revise your revenue recognition policy to clarify that you are applying ASC 606 by analogy and explain why.

We respectfully advise the Staff that we have revised our revenue recognition policy.

●	Tell us your consideration as to whether parties transacting on the blockchain that pay gas/transaction fees are your customers and explain why or why not.

We respectfully advise the Staff that we do not consider the parties transacting on the blockchain that pay gas/transaction fees to be our customers as we do not have any service contracts as defined under ASC 606-10-25-1 with these parties. The amount of gas/transaction fees we earned during the six months ended June 30, 2023 and 2022, and the fiscal years ended December 31, 2022 and 2021 were $4, $4,266, $3,897 and $8,762, respectively, which were very small amounts and negligible.

●	You disclose that revenue is recognized at the point in time when you have successfully placed a block (being the first to solve the algorithm) and received the award from the blockchain platforms. You also disclose that the provision of providing computing power is your only performance obligation. If providing computing power is your only performance obligation, and not successfully placing a block, tell us how you made that determination and why you recognize revenue at the point in time you successfully place the block and not over time. Further, if the provision of computer power is your only performance obligation, reconcile that with your response that the blockchains do not guarantee that a reward will be given for mining activities. Tell us your consideration for whether you provide transaction verification services to the blockchain (and parties transacting on the blockchain) as the performance obligation instead of the provision of computing power as it appears that the blockchain seeks only the valid hash to write the next block and is indifferent to unsuccessful hashes.

We respectfully advise the Staff that we have revised our revenue recognition policy. Since there is not a contract with either the blockchain or the parties transacting on the blockchain, there is not a performance obligation for the Company. The Company can connect or disconnect to the blockchain any time. There is not an obligation for the Company to must perform the computing power activity based on a contractual agreement. As explained in our previous response letter to the Staff’s last comment letter, since there is no contract with a customer, we believe it is only at the point of time when we received a digital reward from the blockchain, the probability criterion of collecting substantially all of the consideration is met. Before this point, the Company cannot reasonably estimate whether it is probable that it can receive any rewards and how much it can receive.

●	Tell us why you recognize revenue at the point in time when you have both successfully placed a block and received the award from the blockchain platforms. Explain to us how and when payment is received and whether it is simultaneous with placing the block or delayed. If delayed, provide timeframes for receipt of the block reward and any transaction fees for TON, NIM, TRB, and KAS. Tell us whether it is possible to solve the algorithm and still not earn the block reward and whether that has ever happened.

We respectfully advise the Staff that as explained in our responses above, there is not a contract with the blockchain and we are simply applying ASC 606 by analogy or we are following the common GAAP principle regarding how to recognize an income when there are various uncertainties regarding whether an entity will receive an income or not. The most conservative approach is to recognize such income at the time of receipt when there is lack of specific GAAP guidance and when collection of such income is substantially uncertain. There is no enforceable obligation for the blockchain to pay us nor an enforceable right entitling us to demand an award from the blockchain even we have successfully solved the algorithm. The blockchain will likely assess which miner’s algorithm is the best and then determine which miner to award the digital coin. There is not a service period as agreed by us and the blockchain or the parties transacting on the blockchain. As such, it will be inappropriate and impractical to recognize revenue over time.

When the blockchain determined that we are the successful winner of solving a blockchain, it will issue an award to us and the time between we successfully placed a block and received the payment is within seconds or minutes, which can be considered simultaneous.

●	Tell us whether the cryptocurrency reward includes both a block reward and transaction fees for each of TON, NIM, TRB, and KAS. For any transaction fees, tell us how you account for those fees and why, citing the accounting literature you applied and how you applied it to your facts and circumstances.

We respectfully advise the Staff that as explained in our responses above, we sometimes also receive transaction fees, but the total amount of transaction fees we received during the fiscal year ended December 31, 2022 was $3,897, and for the fiscal year ended December 31, 2021 was $876, which were very small and were considered too negligible to further analyze.

●	You told us that when applying ASC 606-10-32-21 by analogy, the time of contract inception is the time when you receive a digital reward. Tell us why inception is when you receive the reward and not earlier, such as when you successfully write the next block. Tell us whether you have any enforceable rights to claim the block reward (and transaction fees if applicable) once you have successfully placed a block.

We respectfully advise the Staff that as there is no contact for our performance activity, there is no contract inception. We perform some computing power activity and we may receive an award from the blockchain based on luck. There are not any performance obligations from us and there are not any payment obligations from the blockchain either. As such, contract inception technically is not appropriate to be used to explain our revenue recognition process.

●	You disclose that the non-cash consideration you receive is measured at fair value on the date received, which is not materially different than the fair value at contract inception or the time the company has earned the award from the blockchain platforms. Tell us what you mean by “earned” as that terminology is a term of art under guidance in the superseded ASC Topic 605, and tell us when each event occurs (inception, time earned, and receipt of non-cash consideration). If these do not occur simultaneously, tell us why you believe it is not materially different.

We respectfully advise the Staff that we have revised our revenue recognition policy to clarify. The terms of “contract inception” or “earned” have been removed or revised. As explained above, the time we successfully placed a block and the time we received the payment almost occur simultaneously.

●	You told us that you measure the fair value of the cryptocurrency award at the point in time when you successfully place a block and receive the cryptocurrency award as there is generally an equivalent “USD value” displayed on the particular transaction on the blockchain. Tell us whether you use the “USD value” as the fair value measurement for your non-cash consideration and, if you do, tell us why and how you considered ASC 820 and the determination of fair value using your principal market.

We respectfully advise the Staff that our previous response was not fully accurate. The fair value of the cryptocurrency award received was determined based on the quoted price at the time of receipt based on the principal markets we used. There is no “USD value” displayed on the particular transaction on the blockchain.

Cryptocurrencies, page F-10

15. We acknowledge your response to prior comment 21. While USDT is a stablecoin, the value of USDT may fluctuate. Please tell us how you considered ASC 820 in determining the fair value of the USDT.

Response: We respectfully advise the Staff that we used Binance.com and Coinbase.com as the principal markets to measure the fair value of USDT as the trading volume on each of these platforms is among the highest of all platforms.

16. We acknowledge your response to comment 22. You told us that you compare the cost of each cryptocurrency to its subsequent market price on a daily basis and when the cost of the cryptocurrency is higher than the daily lowest market price on that date, the cryptocurrency is deemed impaired and its carrying value is impaired to the lowest market price on that date. We note that your accounting policy on page F-10 does not include similar information. Please revise your accounting policy to be consistent with your response.

Response: We respectfully advise the Staff that we have added relevant disclosure on page F-10.

Restatements, page F-12

17. Please respond to the following:

●	We note that all of your as reported amounts for the statements of operations and comprehensive income (loss) for the years ended December 31, 2022 and 2021 as shown on pages F-13 and F-15 do not agree to the statements of operations and comprehensive income (loss) as shown on page F-4 of amendment No. 2 to your draft registration statement on Form F-1. It appears that you also made reclassifications of certain expenses (realized (gain) loss on sale/exchange of cryptocurrencies, impairment of cryptocurrencies, and bank service charges), and adjusted income taxes and foreign currency translation. Revise to include explanation and quantification of all reclassifications and adjustments.

●	You refer to changes in the application of accounting policies. Note that the correction of an error in previously issued financial statements is not a change in accounting principle. Refer to ASC 250-10-05-04. Tell us how you considered ASC 250-10, including the definition in the FASB Master Glossary of Change in Accounting Principle in determining that your adjustments and reclassifications are changes from one generally accepted accounting principle to another generally accepted accounting principle.

●	You disclose that the impact of the adjustments to the opening retained earnings as of January 1, 2021 is immaterial. Please tell us the amount of the adjustments and why you believe it is immaterial.

Response:

●	We note that all of your as reported amounts for the statements of operations and comprehensive income (loss) for the years ended December 31, 2022 and 2021 as shown on pages F-13 and F-15 do not agree to the statements of operations and comprehensive income (loss) as shown on page F-4 of amendment No. 2 to your draft registration statement on Form F-1. It appears that you also made reclassifications of certain expenses (realized (gain) loss on sale/exchange of cryptocurrencies, impairment of cryptocurrencies, and bank service charges), and adjusted income taxes and foreign currency translation. Revise to include explanation and quantification of all reclassifications and adjustments.

We respectfully advise the Staff that we have added the required disclosures. Specially, we have added a reclassification note to disclose the reclassification adjustments. We have also added explanations to adjustments on income taxes and foreign currency adjustments (note: adjustments for these accounts were already reflected in the original restated statement of operations and comprehensive income (loss)).

●	You refer to changes in the application of accounting policies. Note that the correction of an error in previously issued financial statements is not a change in accounting principle. Refer to ASC 250-10-05-04. Tell us how you considered ASC 250-10, including the definition in the FASB Master Glossary of Change in Accounting Principle in determining that your adjustments and reclassifications are changes from one generally accepted accounting principle to another generally accepted accounting principle.

We respectfully advise the Staff that we have revised our disclosure to state these adjustments are corrections of accounting errors.

●	You disclose that the impact of the adjustments to the opening retained earnings as of January 1, 2021 is immaterial. Please tell us the amount of the adjustments and why you believe it is immaterial.

We respectfully advise the Staff that the adjustments to our opening retained earnings is $2,267, which is immaterial to the Company.

Note 5. Cryptocurrencies, page F-16

18. Please respond to the following:

●	Tell us what the line item Sale/exchange of cryptocurrencies represents in the table on page F-16.

●	Tell us the amount of sale and the amount of exchange.

●	Tell us how that line item relates to the Realized (gain)/loss on sale/exchange of cryptocurrencies shown in your statement of operations and the line item Sale of cryptocurrencies in your statement of cash flows.

●	If the line item Sale of cryptocurrencies in your statement of cash flows represents proceeds from sales of cryptocurrencies, please revise the line item description to clarify.

●	If the line item Cryptocurrencies in your statement of cash flows represents the receipt of cryptocurrencies for your mining operations recognized as revenue, please revise the line item description to clarify.

●	Tell us where the Realized (gain)/loss on sale/exchange of cryptocurrencies is reflected in your statement of cash flows.

Response:

●	Tell us what the line item Sale/exchange of cryptocurrencies represents in the table on page F-16.

We respectfully advise the Staff that sales/exchange of cryptocurrencies represents the costs of the cryptocurrencies being sold to fiat currency or exchanged to USDT.

●	Tell us the amount of sale and the amount of exchange.

We respectfully advise for the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, the amount of sales was $7,447,961 and $7,198,624, $14,223,454 and $10,702,646, respectively. For the six months ended June 30, 2023 and 2022 and the fiscal years ended December 31, 2022 and 2021, the amount of exchange was $0, $1,310,912, $188,078 and $33,174, respectively.

●	Tell us how that line item relates to the Realized (gain)/loss on sale/exchange of cryptocurrencies shown in your statement of operations and the line item Sale of cryptocurrencies in your statement of cash flows.

We respectfully advise the Staff that Realized (gain)/loss on sale/exchange of cryptocurrencies represents the (gain)/loss from the sale/exchange cryptocurrency. The formula is: Realized (gain)/loss on sale/exchange of cryptocurrencies = fiat currency proceeds/fair value of USDT - the costs of the cryptocurrency sold/exchanged. The sale of cryptocurrencies represents the cash proceeds received.

●	If the line item Sale of cryptocurrencies in your statement of cash flows represents proceeds from sales of cryptocurrencies, please revise the line item description to clarify.

We respectfully advise the Staff that we have revised the description in cash flows to clarify.

●	If the line item Cryptocurrencies in your statement of cash flows represents the receipt of cryptocurrencies for your mining operations recognized as revenue, please revise the line item description to clarify.

We respectfully advise the Staff that we have revised the description in cash flows to clarify.

●	Tell us where the Realized (gain)/loss on sale/exchange of cryptocurrencies is reflected in your statement of cash flows.

We respectfully advise the Staff that we have updated our statement of cash flows to reflect the Realized (gain)/loss on sale/exchange of cryptocurrencies.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Pengju Wang
Pengju Wang
Co-Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

Exhibit A

Shareholder Voting Agreement

SHAREHOLDER VOTING AGREEMENT

THIS AGREEMENT is made and entered into this 18th day of March, 2019, by and between Qingfeng WU (“Party A”), residing at RM 15C, Unit B, Building 2, Subdistrict 1, Zhongyang Garden, Yianduhui, No.98, Longfei Toad, Longgang District, Shenzhen City, Guangdong Province, China and Qiuhua LI (“Party B”), residing at No. 26, third lane, Shiwei street, Xiaolan Town, Zhongshan City, Guangdong Province, China, collectively referred to as the “Parties”.

WHEREAS, Party A and Party B are both shareholders in Bgin Tech Limited, a liability company duly organized and existing under the laws of Hong Kong (the “Company”);

WHEREAS, the Parties desire to agree on certain matters relating to their voting of the shares of the Company;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Act in Concert: Each Party agrees to vote in concert or cause to be voted in concert, all Shares now owned or hereafter acquired by them in any meeting of the shareholders or directors of the Company.

2. Representation: Each Party represents that it has full power and authority to enter into this Agreement and that this Agreement has been duly authorized, if applicable.

3. Confidentiality: The Parties agree to keep the terms of this Agreement confidential, except as required by law or agreed upon in writing by both Parties.

4. Governing Law: This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

5. Amendment: This Agreement may be amended or modified only by a written agreement executed by both Parties.

6. Binding Effect: This Agreement shall be binding upon and inure to the benefit of the Parties and their, if any, respective heirs, executors, trustees, administrators, legal representatives, successors, and assigns.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

Signature:	/s/ Qingfeng WU
Print Name: Qingfeng WU

Signature:	/s/ Qiuhua LI
Print Name: Qiuhua LI